Item 7
 BlackRock Advisors, LLC
 BlackRock Financial Management, Inc.*
 BlackRock Japan Co., Ltd.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.